Real Launches Agent Stock Incentive

NEWS PROVIDED BY The Real Brokerage Inc. → Sep 21, 2020, 07:30 ET

TORONTO and NEW YORK, Sept. 21, 2020 /PRNewswire/ -- The Real Brokerage Inc. (TSXV: REAX) (OTCQX: REAXF) ("Real"), a national, technology-powered real estate brokerage in the United States of America, is pleased to announce that the TSX Venture Exchange has provided final acceptance of the amendments to Real's stock option plan (the "Stock Option Plan") and new restricted share unit plan (the "RSU Plan") following the approval of Real shareholders at its annual and special meeting of shareholders held on August 20, 2020. In light of these approvals, Real is pleased to launch a new agent compensation plan (the "Incentive") to incentivize real estate agents who contribute to Real's continued growth and success.

Under the Incentive, Real agents are eligible to receive stock options exercisable for common shares of Real under the Stock Option Plan and restricted share units that vest as common shares of Real under the RSU Plan. Agents can earn these stock-based incentives in recognition of their personal performance and ability to attract agents to Real. The Incentive builds on Real's recent listings on the TSX Venture Exchange June 12, 2020 and the OTCQX Best Market on August 11, 2020.

"The Incentive gives Real agents a framework for accumulating wealth through equity in the brokerage they help build," said Tamir Poleg, Real's co-founder and CEO.

Additional details about the agent stock incentive plan can be found on joinreal.com and on Real's SEDAR profile at www.sedar.com.

About Real
Real (www.joinreal.com) is a technology-powered real estate brokerage in 20 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating financial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information
For more details, please contact:
The Real Brokerage Inc.
Lynda Radosevich
lynda@joinreal.com
1-917-922-7020

Forward-looking Information
This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward- looking information in this press release includes, without limiting the foregoing, information relating to eligibility under the Incentive and the potential to receive performance-based incentives.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.

Related Links
http://www.joinreal.com